Exhibit 12.1

NATIONAL FINANCIAL PARTNERS CORP.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

(Amounts in thousands of dollars, except ratios)

	Three Months Ended March 31, 2011	Years Ended December 31,
		2010	2009	2008	2007	2006
Income (loss) before income taxes(a)	$13,384	$69,039	$(567,770)	$41,809	$91,956	$101,361
Add:
Interest Expense(a)	$3,405	$15,662	$18,187	$19,832	$16,587	$6,291
Amortization of debt-related expenses	366	2,871	2,380	1,932	1,723	559
Appropriate portion of rents(b)	1,646	7,019	9,297	7,306	5,400	4,280

	5,417	25,552	29,864	29,070	23,710	11,130

Earnings available for fixed charges	$18,801	$94,591	$(537,906)	$70,879	$115,666	$112,491

Fixed Charges:
Interest Expense(a)	$3,405	$15,662	$18,187	$19,832	$16,587	$6,291
Amortization of debt-related expenses	366	2,871	2,380	1,932	1,723	559
Appropriate portion of rents(b)	1,646	7,019	9,297	7,306	5,400	4,280

Total Fixed Charges	$5,417	$25,552	$29,864	$29,070	$23,710	$11,130

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends(c)	3.47x	3.70x	N/M	2.44x	4.88x	10.11x

N/M indicates the metric is not meaningful

(a)	Interest expense and Income before income taxes exclude interest expense accrued on uncertain tax positions. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of March 31, 2011, the Company had accrued interest related to unrecognized tax benefits of $0.3 million.

(b)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately twenty percent of total rental expense.

(c)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges and earnings available for fixed charges must be approximately $29.9 million in order to attain a ratio of earnings to fixed charges and preferred dividends of one-to-one.